

July 29, 2013

Via E-mail
Mr. Paal Kibsgaard
Director and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, Texas 77056

Re: **Schlumberger N.V. (Schlumberger Limited)**
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed January 31, 2013
        Response Letter Dated July 10, 2013
        File No. 1-04601

Dear Mr. Kibsgaard:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   We note your response to prior comment one indicating you regard the costs being capitalized as development costs and that you have primarily relied upon guidance within the successful efforts method of accounting for oil and gas activities (FASB ASC 932-360-35-7) in developing your SPM accounting policy for amortization of such costs, and that you expect to recognize revenue as incremental production is achieved. However, you also indicate that your policy is based on certain provisions within the contract accounting guidance of FASB ASC 605. Given the nature of your interests, we would like to understand why you would not view the overall SPM arrangements to be subject to the guidance on accounting for oil and gas producing activities. Given that mineral interests and properties are defined in FASB ASC 932-360-20 to encompass a broad range of economic interests, including revenue interests and royalty interests, please describe any aspects of your interests that you believe are inconsistent with those that

Mr. Paal Kibsgaard
Schlumberger N.V. (Schlumberger Limited)
July 29, 2013
Page 2

would ordinarily require application of the full cost or successful efforts method of accounting for your SPM arrangements. Please submit the policy disclosure that you would propose to clarify all aspects of your accounting for these SPM arrangements, including the general provisions and estimates of incremental reserves upon which your production payments would be based.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.   Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director